(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Fourth Quarter and Full Year 2017 Earnings at Top End of Guidance Range and Provides Outlook for 2018

•	Net sales increase of 11.2% in the quarter reflecting strong double-digit growth in Printwear

•	Fourth quarter GAAP diluted EPS of $0.25 and adjusted diluted EPS of $0.31

•	Full year 2017 GAAP diluted EPS of $1.61; adjusted diluted EPS of $1.72, up 14% over the prior year and at top end of guidance range

•	Company reports another record year of free cash flow totaling $519 million

•	Company announces organizational consolidation to drive greater operational efficiency and reduce costs

•	2018 guidance provides for low to mid-single digit sales growth and adjusted diluted EPS of $1.80 to $1.90

•	Sixth consecutive annual 20% increase in quarterly dividend

•	Renewal of normal course issuer bid to repurchase up to 5% of issued and outstanding common shares

Montreal, Thursday, February 22, 2018 - Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the fourth quarter and year ended December 31, 2017, and initiated guidance for 2018. Gildan also announced the implementation of an organizational realignment and related executive management changes. In addition, the Company announced a 20% increase in the amount of its quarterly dividend and the renewal of its normal course issuer bid to repurchase up to 5% of its issued and outstanding common shares.

Gildan finished the year with strong sales growth of 11.2% in the fourth quarter, driven primarily by a strong finish in Printwear, where sales grew 27.6% in the quarter or 22.5% on an organic basis, excluding the impact of the American Apparel acquisition early in 2017. Adjusted diluted EPS of $0.31 was in line with the top end of our guidance range and down slightly from $0.32 in the fourth quarter of 2016, reflecting anticipated headwinds from the non-recurrence of the income tax recovery in the fourth quarter of 2016, higher cotton and other input costs, and lower sales in Branded Apparel. For the year ended December 31, 2017, sales totaled $2.75 billion, up 6.4% compared to last year and within Gildan's previous sales guidance. We generated adjusted operating margins of 15.4% for the full year, up 60 basis points over last year, diluted EPS of $1.61 and adjusted diluted EPS of $1.72, up 14% over the prior year. Adjusted EBITDA of $586.1 million for the year was in line with the Company's guidance range of $580-$590 million. We continued to generate strong free cash flow through the fourth quarter and delivered another record year of free cash flow totaling $519 million for the full year, up more than $120 million from the prior year. During 2017, the Company continued to execute on its priorities for capital allocation and returned $413 million to shareholders through dividends and share repurchases.

Effective January 1, 2018, the Company consolidated its organizational structure and implemented executive leadership changes to better leverage its go-to-market strategy across its brand portfolio and to drive greater operational efficiency across the organization. The Company combined its Printwear and Branded Apparel businesses into one consolidated divisional operating structure centralizing marketing, merchandising, sales, distribution, and administrative functions to better position the Company to capitalize on growth opportunities within the evolving industry landscape. The combined organization will be led by Michael R. Hoffman, President, Sales, Marketing and Distribution, who was previously serving as President, Printwear. Eric Lehman, previously President, Branded Apparel announced he will leave the organization to pursue other opportunities effective June 30, 2018, following the integration of the two segments. The combination of the two operating businesses is intended to drive a leaner and more streamlined organization, which is expected to provide operational efficiencies as the Company leverages a common infrastructure to maximize the growth potential of its brands. Anticipated cost savings in 2018 will be initially reinvested in distribution and e-commerce activities. The Company is currently reviewing its operating segment reporting in order to reflect the new organizational structure under which the business will be managed and expects to report under one reportable business segment going forward.

Consolidated Results
Consolidated net sales of $653.7 million for the fourth quarter of 2017 increased 11.2% compared to the corresponding quarter in 2016 and reflected a sales increase of 27.6% in the Printwear segment, including the impact of the acquisition of American Apparel, partly offset by a decline of 9.2% in Branded Apparel.

Consolidated gross margin in the fourth quarter increased 40 basis points to 27.1% compared to the prior year quarter. The increase was mainly due to higher net selling prices and favourable product mix in Printwear, partly offset by unfavourable product mix in Branded Apparel, higher raw material costs, and the impact of additional manufacturing expenses of approximately $6 million, or 95 basis points of gross margin, resulting from temporary production interruptions related to the recent election in Honduras. Consolidated SG&A expenses as a percentage of sales were 15.9%, up from 14.8% in the fourth quarter last year, primarily due to the impact of the American Apparel acquisition, lower fixed cost absorption in Branded Apparel and higher distribution and e-commerce expenses. Consolidated operating margin and adjusted operating margin in the fourth quarter of 2017 were 9.5% and 11.2%, respectively, down from consolidated operating margin and adjusted operating margin of 11.9% in the fourth quarter of 2016 as the benefit of higher gross margin was offset by higher SG&A as a percentage of sales.

The Company incurred $11.0 million of restructuring and acquisition-related costs in the fourth quarter of 2017 primarily associated with the Company’s organizational consolidation, as well as integration costs related to current and prior year acquisitions. As part of the organizational realignment, we incurred costs in connection with the combination of our Printwear and Branded Apparel divisions, consolidating marketing, merchandising, sales and administrative functions, and further refining our direct-to-consumer approach, including the rationalization of our retail store outlets.

Net earnings totaled $54.9 million or $0.25 per share on a diluted basis for the three months ended December 31, 2017, compared with net earnings of $74.3 million or $0.32 per share for the three months ended January 1, 2017. Excluding after-tax restructuring and acquisition-related costs of $12.7 million in the fourth quarter and $0.2 million in the same quarter last year, Gildan reported adjusted net earnings of $67.6 million, or $0.31 per share on a diluted basis for the fourth quarter of 2017, down from $74.5 million, or $0.32 per share in the prior year quarter. The decline in adjusted diluted EPS versus the prior year was primarily due to the expected non-recurrence of the income tax recovery in the fourth quarter of 2016.

The Company generated strong free cash flow of $165.7 million in the fourth quarter which contributed to another record year for free cash flow, totaling $519.2 million for 2017, up $120.8 million or 30.3% over the prior year. The increase in free cash flow for the year was driven by higher earnings, strong working capital management, and a reduction in capital expenditures compared to the prior year. Capital expenditures of approximately $95 million for 2017 were in line with the Company’s previous guidance and reflected investments for textile capacity, yarn spinning, distribution, and garment dyeing expansion. Pursuant to its NCIB program, the Company repurchased 1.7 million common shares at a total cost of $52.1 million during the fourth quarter and completed repurchases of 11.5 million common shares for the full year of 2017 at a total cost of $328.6 million. Net debt at the end of 2017 amounted to $577.2 million and the Company's leverage ratio was 1.0 times net debt to adjusted EBITDA for 2017.

Segmented Operating Results
The Printwear business delivered strong double-digit sales growth in the fourth quarter of 2017 which contributed to a 10.4% increase in Printwear sales for the full year, exceeding the Company's previous guidance calling for sales growth in the high-single-digit range. Printwear sales in the fourth quarter of 2017 were $415.6 million, up 27.6% from $325.8 million in the fourth quarter of 2016 primarily due to strong unit sales volume growth in both domestic and international markets, the benefit of favourable product mix, a $16.6 million sales contribution from American Apparel, and higher net selling prices compared to the fourth quarter in 2016. Excluding the impact of the American Apparel acquisition, sales in the quarter increased 22.5% organically. While we continued to see growth momentum in fashion basics, unit volumes for basics were also up in the quarter and included strong fleece shipments as we anticipated.

Operating income in Printwear for the three months ended December 31, 2017 totaled $82.8 million, up 20.7% compared to $68.6 million in the fourth quarter of 2016 driven by the increase in sales. Operating margins were 19.9% in the fourth quarter of 2017, down 110 basis points over the same quarter last year primarily due to higher raw material costs, expenses related to unanticipated production shut downs, as well as increased SG&A expenses due to the American Apparel acquisition, higher distribution costs, and expenses related to the further development of our e-commerce infrastructure. These factors were partly offset by the benefit of more favourable product mix driven by the strong growth in fashion basics and a higher proportion of fleece shipments, as well as the benefit of higher net selling prices.

Net sales for the Branded Apparel segment in the quarter were $238.1 million, down 9.2% from $262.1 million in the fourth quarter of 2016 mainly due to lower unit sales volumes of socks and activewear, unfavourable product mix driven by a lower proportion of sales of higher-priced socks and activewear, and the impact of the planned exit of certain private label programs, partly offset by increased underwear sales and higher net selling prices.

For the three months ended December 31, 2017, operating income in Branded Apparel was $16.8 million, down from $24.0 million in the same quarter last year. Branded Apparel operating margins for the quarter were 7.1% compared to 9.1% in the same quarter last year. The operating margin decline was primarily due to the impact of unfavourable product mix, higher raw material costs, and SG&A de-leverage resulting from the decline in sales.

Full Year Consolidated Results
Consolidated net sales of $2,750.8 million in 2017 were up 6.4% over last year and in line with our guidance. The increase reflected a 10.4% increase in Printwear segment sales, while Branded Apparel sales were slightly down from the prior year's level. Consolidated net sales growth for 2017 was in line with the Company’s guidance provided on November 2, 2017, as higher than anticipated unit sales volumes of Printwear products in the fourth quarter offset lower than expected unit sales volumes in Branded Apparel.

Printwear net sales of $1,822.0 million were up $170.9 million, or 10.4% from $1,651.1 million in 2016 mainly due to an incremental sales contribution of approximately $94 million from the combined acquisitions of Alstyle and American Apparel, higher net selling prices and double-digit organic unit sales volume growth in fashion and performance basics, which translated to favourable product mix and increased shipments in international markets. These positive factors were partly offset by lower unit sales of basics and unfavourable foreign exchange. Excluding the impact of acquisitions, organic sales growth for Printwear for 2017 was approximately 5%.

Branded Apparel net sales of $928.8 million were below the Company's projection of low single-digit growth and slightly down from $934.0 million in the prior year mainly due to lower sock sales and the impact from the planned exit of private label programs. These factors more than offset the benefit of higher sales of underwear and the incremental sales contribution from the Peds acquisition which was completed in the third quarter of 2016.

Consolidated gross margin for 2017 totaled 29.1%, reflecting an increase of 130 basis points driven primarily by higher net selling prices and a richer Printwear product mix resulting from higher sales of fashion basics and fleece products, partly offset by unfavourable product mix in Branded Apparel due to lower sales of higher margin sock products. SG&A expenses of $377.3 million were up $40.9 million, or 12.2% over the prior year, mainly due to the impact of acquisitions and other expenses, including distribution and e-commerce costs. Adjusted operating margin of 15.4% in 2017 increased 60 basis points over the prior year.

Net earnings for 2017 were $362.3 million, or $1.61 per share on a diluted basis compared to $346.6 million or $1.47 per diluted share for the same period of the prior year. Before reflecting after-tax restructuring and acquisition-related costs in both years, adjusted net earnings for 2017 were $386.9 million, or $1.72 per share, up 8.6% and 13.9%, respectively compared to $356.3 million, or $1.51 per share in 2016. The increase in adjusted diluted EPS was primarily due to higher operating income and the benefit of share repurchases, partly offset by the impact of a higher income tax expense. Adjusted diluted EPS was at the top end of the Company’s guidance provided on November 2, 2017. Higher than anticipated Printwear unit sales volumes in the fourth quarter offset the impact of lower than expected Branded Apparel unit sales volumes and the impact of higher manufacturing costs incurred in the fourth quarter relating to temporary production shut downs in connection with the political situation in Honduras.

Outlook
Gildan initiated guidance for 2018 projecting adjusted diluted EPS in the range of $1.80 to $1.90, which at the mid-point of the guidance range represents growth of approximately 7.5% over 2017, on projected net sales growth in the low to mid-single-digit range. Adjusted EBITDA for 2018 is expected to be in the range of $595 to $620 million. The Company is also projecting to generate free cash flow for 2018 of approximately $400 million.

Net sales growth in 2018 assumes unit volume growth of imprintables in North America and double-digit volume growth in international markets, favourable product mix due to projected continued strong growth of fashion and performance basics from our American Apparel®, Anvil®, and Comfort Colors® brands, as well as from new product introductions, including the Gildan® Hammer™ line within the Gildan fashion basics collection. American Apparel which was acquired February 8, 2017 is expected to contribute net sales of approximately $100 million in 2018, up from approximately $50 million in 2017. Projected sales growth in 2018 also reflects higher net selling prices, effected to offset in part rising raw material and input costs, as well as favourable foreign exchange impacts. These positive factors are expected to be partly offset by lower unit sales volumes of socks at mass retailers as these customers shift more emphasis toward their own private label brands.

Projected growth in adjusted diluted EPS for 2018 reflects the impact of the expected increase in sales, anticipated cost reductions related to efficiency gains expected from the streamlining of our sales and marketing infrastructure in connection to the Company's organizational realignment, and the benefit of share repurchases during 2017. These positive factors are projected to be partly offset by higher raw material and other input costs, expenses related to our distribution and e-commerce initiatives to support direct-to-consumer fulfillment capabilities and slightly higher income tax expense. The Company is targeting to maintain overall SG&A expenses in line with prior year levels and is assuming an income tax rate of approximately 4% in 2018. Adjusted operating margin for 2018 is expected to be slightly higher than 2017. The Company is projecting to incur restructuring and acquisition-related costs of approximately $15 to $20 million in 2018.

Adjusted EPS in the first quarter of 2018 is expected to be lower than the record level achieved in the first quarter last year. Sales in the first quarter of 2018 are also projected to be down slightly year over year as the Company works through temporary product availability constraints resulting from production interruptions which occurred as a result of the election in Honduras. Adjusted operating margin in the first half of 2018 is projected to be down year over year, particularly in the first quarter, resulting primarily from anticipated higher raw material and other input costs, the consumption in cost of sales of the remaining manufacturing inefficiencies from production interruptions, and higher SG&A expenses. Projected higher SG&A expenses in the first half of 2018 relate to planned increases in distribution and e-commerce investments partly offset by anticipated cost reductions stemming from the Company’s organizational consolidation, which are expected to have a larger impact in the second half of the year. The Company is projecting SG&A as a percentage of sales in the third and fourth quarters of 2018 to improve in the range of 100 to 200 basis points on a year-over-year basis. Consequently, the Company expects to benefit from adjusted operating margin expansion in the second half of the year as the benefit of higher net selling prices, more favourable product mix, and lower SG&A expenses more than offset higher raw material and other input costs.

For 2018, the Company is projecting capital expenditures of approximately $125 million primarily for the continued development of the Rio Nance 6 facility in Honduras, investments in existing textile facilities and distribution capabilities, as well as sewing capacity expansion to align to increases in textile capacity. Free cash flow is expected to be approximately $400 million in 2018.

Increase in Quarterly Dividend and Renewal of Normal Course Issuer Bid
The Board of Directors has approved a 20% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.112 per share, payable on April 2, 2018 to shareholders of record on March 8, 2018. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends. This is the Company's sixth consecutive annual 20% increase in the quarterly dividend since inception of the dividend.

The Company announced that it had received approval from the Toronto Stock Exchange (TSX) for a new normal course issuer bid (NCIB) commencing on February 27, 2018 to purchase for cancellation up to 10,960,391 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. As of February 16, 2018, the Company had 219,207,838 common shares issued and outstanding.

Gildan is authorized to make purchases under the bid during the period from February 27, 2018 to February 26, 2019 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 114,889 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any Common Shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

Gildan's current NCIB, which was initially approved by the TSX on February 23, 2017, and subsequently amended on November 1, 2017, authorized Gildan to repurchase for cancellation up to 16,117,175 common shares. During the three months ended December 31, 2017, the Company repurchased for cancellation a total of 1,682,415 common shares under its current NCIB at a total cost of $52.1 million. During the twelve months ended February 21, 2018, the Company repurchased for cancellation a total of 11,512,267 common shares under its NCIB for a total cost of $328.6 million and at a weighted average price paid per common share of approximately $28.54 of which a total of 877,000 common shares were repurchased by way of private agreements with arm’s length third-party sellers.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data
As at February 16, 2018, there were 219,207,838 common shares issued and outstanding along with 3,021,879 stock options and 102,169 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss fourth quarter 2017 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call will be available on Gildan's website or on the following link: http://www.gildancorp.com/events. To access the conference call, dial toll-free (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and enter passcode 46403693#. A replay will be available for 30 days starting at 11:00 AM ET by dialing toll-free (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode or by audio webcast on Gildan's corporate website.

Notes
This release should be read in conjunction with the attached unaudited condensed financial statements as at and for the three and twelve months ended December 31, 2017. Gildan’s Management’s Discussion and Analysis and its audited consolidated financial statements for the fiscal year ended December 31, 2017 are expected to be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission on or before February 23, 2018, and will also be provided on Gildan's website at that time.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in U.S.$ millions, except per share amounts or otherwise indicated)	Three months ended			Twelve months ended
	December 31, 2017	January 1, 2017	Variation (%)	December 31, 2017	January 1, 2017	Variation (%)
Net sales	653.7	587.9	11.2%	2,750.8	2,585.1	6.4%
Gross profit	177.0	156.9	12.8%	801.2	719.7	11.3%
SG&A expenses	103.9	86.8	19.7%	377.3	336.4	12.2%
Restructuring and acquisition-related costs	11.0	0.2	n.m.	22.9	11.7	95.7%
Operating income	62.0	69.8	(11.2)%	401.0	371.5	7.9%
Adjusted operating income(1)	73.0	70.0	4.3%	423.9	383.2	10.6%
Adjusted EBITDA(1)	114.0	102.6	11.1%	586.1	523.8	11.9%
Financial expenses	5.9	5.8	1.7%	24.2	19.7	22.8%
Income tax expense (recovery)	1.2	(10.3)	n.m.	14.5	5.2	178.8%
Net earnings	54.9	74.3	(26.1)%	362.3	346.6	4.5%
Adjusted net earnings(1)	67.6	74.5	(9.3)%	386.9	356.3	8.6%
Diluted EPS	0.25	0.32	(21.9)%	1.61	1.47	9.5%
Adjusted diluted EPS(1)	0.31	0.32	(3.1)%	1.72	1.51	13.9%
Gross margin	27.1%	26.7%	0.4 pp	29.1%	27.8%	1.3 pp
SG&A expenses as a percentage of sales	15.9%	14.8%	1.1 pp	13.7%	13.0%	0.7 pp
Operating margin	9.5%	11.9%	(2.4) pp	14.6%	14.4%	0.2 pp
Adjusted operating margin(1)	11.2%	11.9%	(0.7) pp	15.4%	14.8%	0.6 pp

Cash flows from operating activities	199.1	170.6	16.7%	613.4	537.9	14.0%
Free cash flow(1)	165.7	141.9	16.8%	519.2	398.4	30.3%

As at	December 31, 2017	January 1, 2017
Inventories	945.7	954.9
Trade accounts receivable	243.4	277.7
Net indebtedness(1)	577.2	561.8
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
n.m. = not meaningful

SEGMENTED FINANCIAL DATA (UNAUDITED)

	Three months ended			Twelve months ended
(in U.S.$ millions, or otherwise indicated)	December 31, 2017	January 1, 2017	Variation (%)	December 31, 2017	January 1, 2017	Variation (%)
Segmented net sales:
Printwear	415.6	325.8	27.6%	1,822.0	1,651.1	10.4%
Branded Apparel	238.1	262.1	(9.2)%	928.8	934.0	(0.6)%
Total net sales	653.7	587.9	11.2%	2,750.8	2,585.1	6.4%

Segment operating income:
Printwear	82.8	68.6	20.7%	438.3	388.1	12.9%
Branded Apparel	16.8	24.0	(30.0)%	86.6	85.4	1.4%
Total segment operating income	99.6	92.6	7.6%	524.9	473.5	10.9%
Amortization of intangible assets, excluding software	(5.0)	(4.7)	6.4%	(20.8)	(18.1)	14.9%
Corporate expenses	(21.6)	(17.7)	22.0%	(80.2)	(72.1)	11.2%
Restructuring and acquisition-related costs	(11.0)	(0.2)	n.m.	(22.9)	(11.7)	95.7%
Total operating income	62.0	70.0	(11.4)%	401.0	371.6	7.9%
n.m. = not meaningful

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, including related income tax expenses and recoveries, and in fiscal 2017, the income tax adjustment related to rate enactments from the U.S. Tax Reform. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in U.S.$ millions, except per share amounts)	December 31, 2017	January 1, 2017	December 31, 2017	January 1, 2017
Net earnings	54.9	74.3	362.3	346.6
Adjustments for:
Restructuring and acquisition-related costs	11.0	0.2	22.9	11.7
Income tax expense (recovery) relating to restructuring and acquisition-related costs and U.S. Tax Reform(1)	1.7	—	1.7	(2.0)
Adjusted net earnings	67.6	74.5	386.9	356.3
Basic EPS	0.25	0.32	1.62	1.47
Diluted EPS	0.25	0.32	1.61	1.47
Adjusted diluted EPS	0.31	0.32	1.72	1.51
(1) For fiscal 2017, reflects an income tax expense of $3.3 million relating to restructuring and acquisition-related activities, and an income tax recovery of $1.6 million relating to the impact of U.S. tax reform. The income tax recovery results from the revaluation of the net deferred tax liability position in U.S. subsidiaries, to reflect the change in the statutory federal corporate income tax rate that will take effect in 2018. For fiscal 2016, the recovery of $2.0 million is related to restructuring and acquisition related costs.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure our performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 31, 2017	January 1, 2017	December 31, 2017	January 1, 2017
Operating income	62.0	69.8	401.0	371.5
Adjustment for:
Restructuring and acquisition-related costs	11.0	0.2	22.9	11.7
Adjusted operating income	73.0	70.0	423.9	383.2

Operating margin	9.5%	11.9%	14.6%	14.4%
Adjusted operating margin	11.2%	11.9%	15.4%	14.8%

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in U.S.$ millions)	December 31, 2017	January 1, 2017	December 31, 2017	January 1, 2017
Net earnings	54.9	74.3	362.3	346.6
Restructuring and acquisition-related costs	11.0	0.2	22.9	11.7
Depreciation and amortization	41.0	32.6	162.2	140.6
Financial expenses, net	5.9	5.8	24.2	19.7
Income tax expense (recovery)	1.2	(10.3)	14.5	5.2
Adjusted EBITDA	114.0	102.6	586.1	523.8

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Twelve months ended
(in U.S.$ millions)	December 31, 2017	January 1, 2017	December 31, 2017	January 1, 2017
Cash flows from operating activities	199.1	170.6	613.4	537.9
Cash flows used in investing activities	(33.6)	(35.8)	(210.0)	(303.4)
Adjustment for:
Business acquisitions	0.2	7.1	115.8	163.9
Free cash flow	165.7	141.9	519.2	398.4

Total indebtedness and Net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	December 31, 2017	January 1, 2017
Long-term debt and total indebtedness	630.0	600.0
Cash and cash equivalents	(52.8)	(38.2)
Net indebtedness	577.2	561.8

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	December 31, 2017	January 1, 2017
Adjusted EBITDA for the trailing twelve months	586.1	523.8
Adjustment for:
Business acquisitions	0.3	12.5
Pro-forma adjusted EBITDA for the trailing twelve months	586.4	536.3

Net indebtedness	577.2	561.8
Net debt leverage ratio	1.0	1.0

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, adjusted diluted earnings per share, SG&A expenses, adjusted operating margin, income tax rate, adjusted EBITDA, free cash flow, and capital expenditures. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In addition, we sell directly to consumers through our own direct-to-consumer platforms.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With over 50,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility™ program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuinegildan.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Garry Bell
Vice President, Corporate Marketing and Communications
(514) 744-8600
gbell@gildan.com

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	December 31, 2017	January 1, 2017
Current assets:
Cash and cash equivalents	$52,795	$38,197
Trade accounts receivable	243,365	277,733
Income taxes receivable	3,891	—
Inventories	945,738	954,876
Prepaid expenses, deposits, and other current assets	62,092	69,719
Total current assets	1,307,881	1,340,525
Non-current assets:
Property, plant and equipment	1,035,818	1,076,883
Intangible assets	401,605	354,221
Goodwill	226,571	202,108
Deferred income taxes	—	1,500
Other non-current assets	8,830	14,907
Total non-current assets	1,672,824	1,649,619
Total assets	$2,980,705	$2,990,144
Current liabilities:
Accounts payable and accrued liabilities	$258,476	$234,062
Income taxes payable	—	1,866
Total current liabilities	258,476	235,928
Non-current liabilities:
Long-term debt	630,000	600,000
Deferred income taxes	3,713	—
Other non-current liabilities	37,141	34,569
Total non-current liabilities	670,854	634,569
Total liabilities	929,330	870,497
Equity:
Share capital	159,170	152,313
Contributed surplus	25,208	23,198
Retained earnings	1,853,457	1,903,525
Accumulated other comprehensive income	13,540	40,611
Total equity attributable to shareholders of the Company	2,051,375	2,119,647
Total liabilities and equity	$2,980,705	$2,990,144

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Twelve months ended
	December 31, 2017	January 1, 2017	December 31, 2017	January 1, 2017
Net sales	$653,695	$587,887	$2,750,816	$2,585,070
Cost of sales	476,724	431,025	1,949,597	1,865,367
Gross profit	176,971	156,862	801,219	719,703
Selling, general and administrative expenses	103,930	86,784	377,323	336,433
Restructuring and acquisition-related costs	11,023	235	22,894	11,746
Operating income	62,018	69,843	401,002	371,524
Financial expenses, net	5,888	5,848	24,186	19,686
Earnings before income taxes	56,130	63,995	376,816	351,838
Income tax expense (recovery)	1,181	(10,296)	14,482	5,200
Net earnings	54,949	74,291	362,334	346,638
Other comprehensive income (loss), net of related income taxes:
Cash flow hedges	3,747	15,774	(27,071)	39,518
Actuarial loss on employee benefit obligations	(64)	(5,239)	(64)	(5,239)
	3,683	10,535	(27,135)	34,279
Comprehensive income	$58,632	$84,826	$335,199	$380,917
Earnings per share:
Basic	$0.25	$0.32	$1.62	$1.47
Diluted	$0.25	$0.32	$1.61	$1.47

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Twelve months ended
	December 31, 2017	January 1, 2017	December 31, 2017	January 1, 2017
Cash flows from (used in) operating activities:
Net earnings	$54,949	$74,291	$362,334	$346,638
Adjustments to reconcile net earnings to cash flows from (used in) operating activities:
Depreciation and amortization	40,976	32,613	162,150	140,597
Other	2,818	(5,321)	13,049	17,850
	98,743	101,583	537,533	505,085
Changes in non-cash working capital balances:
Trade accounts receivable	115,658	125,020	38,924	57,097
Income taxes	(4,399)	(7,980)	(5,424)	(1,716)
Inventories	(6,250)	(7,346)	27,102	(15,188)
Prepaid expenses, deposits and other current assets	5,099	9,135	(5,227)	7,070
Accounts payable and accrued liabilities	(9,717)	(49,776)	20,452	(14,450)
Cash flows from operating activities	199,134	170,636	613,360	537,898

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(32,879)	(26,577)	(91,951)	(129,408)
Purchase of intangible assets	(731)	(2,292)	(2,845)	(10,833)
Business acquisitions	(216)	(7,112)	(115,776)	(163,947)
Proceeds on disposal of property, plant and equipment	267	202	542	833
Cash flows used in investing activities	(33,559)	(35,779)	(210,030)	(303,355)

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under long-term bank credit facilities	(75,000)	(91,000)	30,000	(375,000)
Proceeds from term loan	—	—	—	300,000
Proceeds from issuance of notes	—	—	—	300,000
Dividends paid	(20,457)	(18,391)	(84,822)	(74,382)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(4,520)	(4,696)	(4,520)	(4,696)
Proceeds from issuance of shares	2,916	452	4,900	2,209
Repurchase and cancellation of shares	(56,173)	(42,816)	(328,616)	(394,451)
Share repurchases for settlement of non-Treasury RSUs	(6,280)	—	(6,280)	—
Cash flows used in financing activities	(159,514)	(156,451)	(389,338)	(246,320)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(438)	(651)	606	(701)
Net increase (decrease) in cash and cash equivalents during the period	5,623	(22,245)	14,598	(12,478)
Cash and cash equivalents, beginning of period	47,172	60,442	38,197	50,675
Cash and cash equivalents, end of period	$52,795	$38,197	$52,795	$38,197

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